

April 30, 2009

<u>via U.S. mail and facsimile</u>

Jason N. Ader, Chief Executive Officer
Global Consumer Acquisition Corporation
1370 Avenue of the Avenues, 28th Floor
New York, New York 10019

RE: Global Consumer Acquisition Corporation
**   Form 10-K for Fiscal Year Ended December 31, 2008**
**   File No.: 1-33803**

Dear Mr. Ader:

 We have completed our review of your Form 10-K and have no further comments at this time.

 Sincerely,

 John Reynolds
 Assistant Director
 Office of Beverages, Apparel and
 Health Care Services